Nocera, Inc.

December 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Att.: William Thompson

Washington, DC.

Re.:       Nocera, Inc.

Form 10-12G

File # 000-55993

Dear Division of Corporate Finance:

We have reviewed your comment letter dated December 4, 2018 and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements.

Management's Discussion of Financial Position and Results of Operations

Results for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

Cash Flow, page 21

1.	We reviewed your response to comment 9. You still disclose that you generated $310 in cash from investing activities. However, this cash was generated from the sale of common stock and warrants. Please revise to disclose the proceeds from the sale of the common stock and warrants as cash flows from financing activities. In addition, we note that the proceeds are classified as investing cash flows in the statements of cash flow on page F-19. Please revise to correct the classification of the proceeds in the statements of cash flows.

Response: Page 22 of the registration statement has been updated as requested. A copy of the revised section is as follows:

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2018	September 30, 2017

Net Cash Used in Operating Activities	$173	$—
Net Cash Provided (Used In) by Investing Activities	$—	$—
Net Cash Provided by Financing Activities	$10,310	$—
Net Movement in Cash and Cash Equivalents	$10,483	$—

The statement of cash flows has been appropriately updated.

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Item 7: Certain Relationships and Related Transactions, page 32

2.	We note your response to comment 12 and your amended disclosure. It is unclear, however, whether there are two promissory notes or an inconsistency in the date of one promissory note in your disclosures. For example, your amended disclosure in this section and in Note 8 on page F-13 states that the promissory note was entered into on September 28, 2018; however, Exhibit 10.1 and Note 6 on page F-25 disclose that the promissory note agreement was entered into on September 20, 2018. Please revise for consistency or provide an explanation as to whether there are two promissory notes. If there are two promissory notes, please file the promissory note dated September 28, 2018 as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: There is only one (1) promissory note. The correct date the note was entered into was September 20, 2018. The disclosure in Note 8 has been appropriately revised.

Financial Statements

Note 6. Common Stock, page F-14

3.	We reviewed your response to comment 17. Please tell us your basis in GAAP for recognizing an expense related to the warrants issued to Coral Investment Partners, LP. Please refer to ASC 470-20. In addition, please tell us how the proceeds allocated to the common stock and warrants issued to Coral Investment Partners, LP. were determined.

Response: The disclosure has been appropriately revised to the following:

The Company evaluates convertible instruments, such as the warrants issued in connection with the Convertible Promissory Note under ASC 815 "Derivatives and Hedging" to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for at fair value with changes in fair value recorded in earnings. The Company determined that the conversion features in the warrants should not be treated as an embedded derivative, and therefore ASC 815 was not applicable.

If the conversion feature does not require derivative treatment under ASC 815, the instrument is then evaluated under ASC 470-20 "Debt with Conversion and other Options"  for consideration of any beneficial conversion features ("BCF") requiring separate recognition.  At the time of each issuance of the Class A and Class B warrants, the price of our common stock was lower than the exercise prices of the Class A and Class B warrants.  Therefore, there was no Beneficial Conversion Feature on any of the respective issuance dates.

The Company has two (2) classes of warrants authorized; Class A and Class B warrants. The Class A warrants are exercisable into shares of the Company’s common stock at a price of $0.50 per warrant. The Class B warrants are exercisable into shares of the Company’s common stock at a price of $1.00 per warrant. The Class A and Class B

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

warrants are exercisable through April 16th, 2023 and were assigned a value of $296,347 and $296,122, respectively, using the Black-Scholes options pricing model, which was recorded as a warrant issuance expense, with a corresponding amount credited directly to equity as additional paid-in-capital.

When multiple instruments are issued in a single transaction (unit or simultaneous issuance), the total proceeds from the transaction are allocated among the individual free-standing instruments identified. With respects to the issuance of the Class A and Class B warrants the Company determined that the issuance was the result of simultaneous transactions, due to the Class A warrants and Class B warrants each having their own and separate subscription agreements. The proceeds from each transaction were allocated and recorded based upon the value specified in each subscription agreement.

The Company has issued the following warrants, and recorded the following charges in connection with the issuance of the warrants:

Date	Class A Warrants	Class A Warrant Expense	Class B Warrants	Class B Warrant Expense
April 16, 2018	500,000	$269,502
April 16, 2018			500,000	$269,299
September 20, 2018	150,000	$26,845
September 20, 2018			150,000	26,823
Totals	650,000	$296,347	650,000	$296,122

Should you have any other issues or questions in regards to the responses and the amended Form 10-12G, please do not hesitate to contact my office via telephone # (404) 816-8240.

Sincerely,

/s/ Erik Nelson

Erik Nelson,

President

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830